Exhibit 21.1

Subsidiaries of Registrant

The follow are the Registrant and its subsidiaries:

Registrant (a Nevada corporation):

Isdera North America, Inc. ("Registrant")

Subsidiary of Registrant (British Virgin Islands):

Fantaly Travel Holdings Group, Limited ("Fantaly")

Subsidiary of Fantaly (Hong Kong):

Link Top Corporation Limited ("Link Top")

Subsidiary of Link Top (PRC):

Shenzhen Feilaifa Aviation Service Co, Ltd.